As filed with the Securities and Exchange Commission on September 1, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) of the Securities
Exchange Act of 1934

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

(Name of Subject Company (issuer))

TELESP CELULAR PARTICIPAÇÕES S.A.
BRASILCEL N.V.
PORTUGAL TELECOM, SGPS, S.A.
PT MÓVEIS, SGPS, S.A.
TELEFÓNICA MÓVILES, S.A.

(Name of Filing Person (offeror))

Preferred shares, without par value
American Depositary Shares (as evidenced by
American Depositary Receipts),
each representing 3,000 preferred shares
Common shares, without par value
(Title of Class of Securities)

87923P105 (American Depositary Shares)
(CUSIP Number of Class of Securities)

S. Todd Crider, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
U.S.$335,187,535	U.S.$42,468.26

(1)	Estimated for purposes of calculating the amount of the filing fee only. Calculated based on (1) the purchase of the maximum number of preferred shares subject to the offer (which is 84,252,534,000) at a price of R$10.70 per 1,000 preferred shares and (2) the conversion of this aggregate amount into U.S. dollars at the rate of R$2.9585 = U.S.$1.00, the noon buying rate on August 27, 2004. An additional 10% is added to the transaction valuation to account for possible exchange rate fluctuations.

(2)	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:

Filing Party:
Date Filed:

☐  Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☑	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Exhibit 3.1

INTRODUCTORY STATEMENT

     This tender offer statement on Schedule TO relates to an offer by Telesp Celular Participações S.A., a corporation organized under the laws of the Federal Republic of Brazil, or “TCP,” to purchase for cash up to 84,252,534,000 preferred shares of Tele Centro Oeste Celular Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil, or “TCO,” at a price of R$10.70 per 1,000 preferred shares without interest, net of applicable stock exchange and settlement fees, brokerage fees or commissions and withholding taxes.

     The tender offer is being made upon the terms and subject to the conditions set forth in the attached offer to purchase dated September 1, 2004 (as it may be amended or supplemented from time to time, the “offer to purchase”). A copy of the offer to purchase is attached as Exhibit 1.1 to this Schedule TO. The information set forth in the offer to purchase is incorporated herein by reference in response to Items 1 through 11 in this Schedule TO except for those Items as to which information is specifically provided herein.

     This Tender Offer Statement on this Schedule TO is being filed in satisfaction of the reporting requirements of Rule 14d-1 promulgated under the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

     The information set forth under “Summary Term Sheet” in the offer to purchase is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) Name and address. The name of the issuer is Tele Centro Oeste Celular Participações S.A., and the address of its principal executive offices is Tele Centro Oeste Celular Participações S.A., SCS – Quadra 2, Bloco C, 226, Edifício Telebrasília Celular – 7 andar, Brasília, D.F., Brazil, 70319-900. The issuer’s telephone number is (55) 61-3962-7001.

     (b) Securities. The information set forth in “Introduction” and Section 10 – “Certain Information About the Shares” of the offer to purchase is incorporated herein by reference.

     (c) Trading market and price. The information set forth in “Introduction” and Section 10 – “Certain Information About the Shares” of the offer to purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a) Name and address. TCP is the filing person for the tender offer. The information set forth in Section 11 — “Certain Information About TCP, TCO and Their Parent Companies” and in Schedule 1 of the offer to purchase is incorporated herein by reference.

     (b) Business and background of entities. The information set forth in Section 11 — “Certain Information About TCP, TCO and Their Parent Companies” of the offer to purchase is incorporated herein by reference.

     (c) Business and background of natural persons. The information set forth in Section 11 — “Certain Information About TCP, TCO and Their Parent Companies” and in Schedule 1 of the offer to purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a) Material Terms.

          (1) Tender offers. The following sections of the offer to purchase contain information regarding the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”;

•	“Introduction”;

•	Section 1 – “Terms of the Tender Offer; Expiration Date and Qualification Date”;

•	Section 3 – “Acceptance for Payment and Payment for Shares”;

•	Section 4 – “Procedures for Accepting the Offer and Tendering Shares”;

•	Section 5 – “Withdrawal Rights”;

•	Section 6 – “Conditions to the Tender Offer”;

•	Section 8 – “Certain Tax Consequences”;

•	Section 9 – “Accounting Treatment of Tender Offer”; and

•	Section 13 – “Effects of the Tender Offer on the Market for Common Shares, Preferred Shares and ADSs.”

          (2) Mergers or similar transactions. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (a) Transactions. The information set forth in Section 12 — “Interests of Directors, Executive Officers and Certain Controlling Persons; Transactions and Arrangements” of the offer to purchase is incorporated herein by reference.

     (b) Significant corporate events. The information set forth in Section 12 — “Interests of Directors, Executive Officers and Certain Controlling Persons; Transactions and Arrangements” of the offer to purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a) Purposes. The information set forth in Section 2 – “Purpose of the Tender Offer” of the offer to purchase is incorporated herein by reference.

     (c)(1) – (c)(7) Plans. Not applicable.

Item 7. Source and Amount of Funds or Other Consideration

     (a) Source of funds. The information set forth in Section 7 – “Source and Amount of Funds” of the offer to purchase is incorporated herein by reference.

     (b) Conditions. Not applicable.

     (d) Borrowed funds. The information set forth in Section 7 – “Source and Amount of Funds” of the offer to purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

     (a) Securities ownership. The information set forth in Section 12 — “Interests of Directors, Executive Officers and Certain Controlling Persons; Transactions and Arrangements” of the offer to purchase is incorporated herein by reference.

     (b) Securities transactions. The information set forth in Section 12 — “Interests of Directors, Executive Officers and Certain Controlling Persons; Transactions and Arrangements” of the offer to purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

     (a) Solicitations or recommendations. Not applicable.

Item 10. Financial Statements.

     (a) and (b) Financial information and pro forma information. The filing persons do not believe they are required to include financial information due to the fact that this information is not material to holders of preferred shares of TCO and American Depositary Shares representing preferred shares of TCO because, among other reasons, the consideration offered consists solely of cash; the offer is not subject to any financing condition; Portugal Telecom, SGPS, S.A. and Telefónica Móviles, S.A. are public reporting companies that file reports electronically on EDGAR and control the other filing persons; and TCP is also a public reporting company that files reports electronically on EDGAR.

Item 11. Additional Information.

     (a) Agreements, regulatory requirements and legal proceedings.

     (1) The information in Section 12 — “Interests of Directors, Executive Officers and Certain Controlling Persons; Transactions and Arrangements” of the offer to purchase is incorporated herein by reference.

     (2) The filing persons are required to comply with U.S. federal and state securities laws and tender offer rules and with applicable Brazilian laws and regulations. The information in Section 14 – “Certain Legal and Regulatory Matters” of the offer to purchase is incorporated herein by reference.

     (3) The information in Section 14 – “Certain Legal and Regulatory Matters” of the offer to purchase is incorporated herein by reference.

     (4) The information in Section 13 – “Effects of the Tender Offer on the Market for Common Shares, Preferred Shares and ADSs” is incorporated herein by reference.

     (5) None.

     (b) Other material information. The information in the offer to purchase is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to purchase dated September 1, 2004.

(a)(1)(B)	Form of letter of transmittal.

(a)(1)(C)	Letter to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(1)(D)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees.

(a)(1)(E)	Announcement to shareholders (edital) dated September 1, 2004.

(a)(5)(A)	Summary advertisement dated September 1, 2004.

(a)(5)(B)	Press release dated August 24, 2004, incorporated herein by reference to the first pre-commencement communication filed by the filing persons under cover of Schedule TO on August 25, 2004 (Exhibit 1.2) (SEC File No. 005-60699).

(a)(1)(F)	Notice of guaranteed delivery.

(a)(1)(G)	Guidelines for certification of taxpayer identification number on Substitute Form W-9.

(a)(5)(C)	Notice of material fact (fato relevante) dated August 25, 2004, incorporated herein by reference to the pre-commencement communication filed by the filing persons under cover of Schedule TO on August 27, 2004 (Exhibit 1.1) (SEC File No. 005-60699).

(a)(5)(D)	Investor presentation dated August 25, 2004, incorporated herein by reference to the second pre-commencement communication filed by the filing persons under cover of Schedule TO on August 25, 2004 (Exhibit 1.1) (SEC File No. 005-60699).

(a)(5)(E)	Notice of material fact (fato relevante) dated September 1, 2004.

(a)(5)(F)	Press release dated September 1, 2004.

(b)	Any applicable loan agreements to be filed by amendment. See Item 7.

(d)(1)	Shareholders Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A., and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F of Telefónica, S.A. filed on June 30, 2003 (the “2002 Telefónica 20-F”) (SEC file number 001-09531).

(d)(2)	Subscription Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A., and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.4 to the 2002 Telefónica 20-F.

Item 13. Information Required by Schedule 13E-3.

     Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TELESP CELULAR PARTICIPAÇÕES S.A.

By: /s/ Francìsco José Azevedo Padinha

Name: Francìsco José Azevedo Padinha
Title: Chief Executive Officer

By: /s/ Javier Rodríguez Garcia

Name: Javier Rodríguez Garcia
Title: Vice President for Technology and Networks

Dated: September 1, 2004

BRASILCEL N.V.

By: /s/ Francìsco José Azevedo Padinha

Name: Francìsco José Azevedo Padinha
Title: Chief Executive Officer

By: /s/ Javier Rodríguez Garcia

Name: Javier Rodríguez Garcia
Title: Vice President for Technology and Networks

Dated: September 1, 2004

PORTUGAL TELECOM, SGPS, S.A.

By: /s/ Miguel Horta E. Costa

Name: Miguel Horta E. Costa
Title: President and Chief Executive Officer

By: /s/ Zeinal Bava

Name: Zeinal Bava
Title: Chief Financial Officer

Dated: September 1, 2004

PT MÓVEIS, SGPS, S.A.

By: /s/ Carlos Manuel L. Vasconsellos Cruz

Name: Carlos Manuel L. Vasconsellos Cruz
Title: Chief Executive Officer

By: /s/ Álvaro José Roquette Morais

Name: Álvaro José Roquette Morais
Title: Chief Operating Officer

Dated: September 1, 2004

TELEFÓNICA MÓVILES, S.A.

By: /s/ Ernesto Lopez

Name: Ernesto Lopez
Title: Chief Financial Officer

By: /s/ Antonio Hornedo

Name: Antonio Hornedo
Title: General Counsel

Dated: September 1, 2004

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to purchase dated September 1, 2004.

(a)(1)(B)	Form of letter of transmittal, including taxpayer I.D. guidelines.

(a)(1)(C)	Letter to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(1)(D)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees.

(a)(1)(E)	Announcement to shareholders (edital) dated September 1, 2004.

(a)(1)(F)	Notice of guaranteed delivery.

(a)(1)(G)	Guidelines for certification of taxpayer identification number on Substitute Form W-9.

(a)(5)(A)	Summary advertisement dated September 1, 2004.

(a)(5)(B)	Press release dated August 24, 2004, incorporated herein by reference to the first pre-commencement communication filed by the filing persons under cover of Schedule TO on August 25, 2004 (Exhibit 1.2) (SEC File No. 005-60699).

(a)(5)(C)	Notice of material fact (fato relevante) dated August 25, 2004, incorporated herein by reference to the pre-commencement communication filed by the filing persons under cover of Schedule TO on August 27, 2004 (Exhibit 1.1) (SEC File No. 005-60699).

(a)(5)(D)	Investor presentation dated August 25, 2004, incorporated herein by reference to the second pre-commencement communication filed by the filing persons under cover of Schedule TO on August 25, 2004 (Exhibit 1.1) (SEC File No. 005-60699).

(a)(5)(E)	Notice of material fact (fato relevante) dated September 1, 2004.

(a)(5)(F)	Press release dated September 1, 2004.

(b)	Any applicable loan agreements among the filing persons and their affiliates to be filed by amendment when such agreements, if any, are in place. See Item 7.

(d)(1)	Shareholders Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A., and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F of Telefónica, S.A. filed on June 30, 2003 (the “2002 Telefónica 20-F”) (SEC file number 001-09531).

(d)(2)	Subscription Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A., and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.4 to the 2002 Telefónica 20-F.